SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 2)

Under the Securities Exchange Act of 1934 (Amendment No. 2)*
(Name of Issuer)
Points International Limited
(Title of Class of Securities)
COMMON STOCK
(CUSIP Number)
730843109
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
D. JONATHAN MERRIMAN MERRIMAN CURHAN FORD & Co. 600 CALIFORNIA 9TH FLOOR SAN FRANCISCO, CALIFORNIA 94108 (415) 248-5600
December 6, 2007

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730843109

(1) Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Merriman Curhan Ford & Co. 95-4068105

(2) Check the appropriate box if a member of a group (see instructions) (a)☒ (b)☐

(3) SEC use only

(4) Source of funds (see instructions) WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:

(7)Sole Voting Power 2,202,600 SHARES

(8)Shared Voting Power 0 SHARES

(9)Sole Dispositive Power 2,202,600 SHARES

(10)Shared Dispositive Power 0 SHARES

(11)Aggregate Amount Beneficially Owned by Each Reporting Person 2,202,600 SHARES

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11) 1.9%

(14)Type of Reporting Person (See Instructions) BD

CUSIP No. 730843109

(1) Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) D. Jonathan Merriman

(2) Check the appropriate box if a member of a group (see instructions) (a)☒ (b)☐

(3) SEC use only

(4) Source of funds (see instructions) PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:

(7)Sole Voting Power 3,539,800 SHARES

(8)Shared Voting Power 0 SHARES

(9)Sole Dispositive Power 3,539,800 SHARES

(10)Shared Dispositive Power 0 SHARES

(11)Aggregate Amount Beneficially Owned by Each Reporting Person 3,539,800 SHARES

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11) 3.0%

(14)Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend the Schedule 13D Statement, dated August 8, 2006, as amended December 7, 2006, filed by Merriman Curhan Ford & Co. (“MCF”) and D. Jonathan Merriman, an individual (each of MCF and D. Jonathan Merriman may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”) relating to the common stock (the “Shares”) of Points International Ltd. (the “Issuer”). This Amendment No. 2 to the Schedule 13D, as amended, is being filed on behalf of the Reporting Persons.

Item 1. Security and Issuer

No material change.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“This Schedule 13D is being filed by Merriman Curhan Ford & Co., a California Corporation and registered broker-dealer, and D. Jonathan Merriman, an individual (collectively the “Reporting Persons”). The principal executive offices of Merriman Curhan Ford & Co. and D. Jonathan Merriman are located at 600 California Street, 9th Floor, San Francisco, CA 94108. D. Jonathan Merriman is an individual, Chairman and Chief Executive Officer of Merriman Curhan Ford & Co., and a United States citizen.

During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

“As of the date hereof, MCF and D. Jonathan Merriman may be deemed to beneficially own 5,742,400 Shares.

The source of funds used to purchase the securities reported herein came from the Reporting Persons' working capital and personal funds.

No borrowed funds were used to purchase the securities.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“The purpose of this Schedule 13D is to reflect the beneficial ownership of the Shares by certain of the Reporting Persons.

The Reporting Persons have acquired their Shares of the Issuer for investment purposes only. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

MCF and D. Jonathan Merriman, the Chairman and Chief Exeuctive Officer of MCF, will continue to be a group, of which they are the only members, for the purposes of their beneficial ownership of the Issuer and reporting under Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose such as increasing shareholder vote, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s Shareholders and others.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a) As of the date hereof, MCF and D. Jonathan Merriman are each deemed to be the beneficial owners of 5,742,400 Shares. This represents approximately 4.8% of shares outstanding equal to 119,377,229, as reported in the Issuer’s Form 6-K filed November 9, 2007. MCF and D. Jonathan Merriman specifically disclaim beneficial ownership of all Shares described herein except those Shares that are owned by MCF and D. Jonathan Merriman directly. MCF and D. Jonathan Merriman expressly affirm membership of a group between only MCF and D. Jonathan Merriman.

(b) MCF and D. Jonathan Merriman have the sole power to vote, direct the vote, dispose of or direct the disposition of all 5,742,400 Shares.

(c) Transactions for the 60 days prior to the date of this Schedule 13D are below:

See Exhibit A

(d) Not Applicable

(e) As of the date hereof, MCF is deemed to be the beneficial owner of 2,202,600 Shares and D. Jonathan Merriman is deemed to be the beneficial owner of 3,539,800 Shares . As a group, MCF and D. Jonathan Merriman are each deemed to be the beneficial owners of 5,742,400 Shares; and this represents approximately 4.8% of shares outstanding equal to 119,377,229, as reported in the Issuer’s Form 6-K filed November 9, 2007. As of the date hereof, MCF and D. Jonathan Merriman cease to be the beneficial owners of more than 5% of the outstanding common stock of the Issuer.”

Item 7. Material to be Filed as Exhibits.

Transactions for the last 60 days of the Reporting Persons are filed herewith as Exhibit A. A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit B.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 6, 2007 By: Merriman Curhan Ford & Co.
Signature
/s/ D. Jonathan Merriman Name/Title: D. Jonathan Merriman, Chairman and Chief Executive Officer

By: D. Jonathan Merriman

Signature
/s/ D. Jonathan Merriman Name/Title: D. Jonathan Merriman, an individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A
Transactions for Merriman Curhan Ford & Co.
Trade Date	Quantity	Price
12/06/2007	-400,000.0000	3.23
11/29/2007	-2,000,000.0000	3.12
11/30/2007	-100,000.0000	3.11
11/08/2007	25,000.0000	1.85
11/06/2007	9,000.0000	1.86
11/06/2007	16,000.0000	1.85
11/05/2007	15,000.0000	1.90
11/05/2007	5,000.0000	1.89
11/05/2007	40,000.0000	1.92
11/05/2007	15,000.0000	1.91
10/29/2007	-52,500.0000	2.15
10/29/2007	-50,000.0000	2.14
10/26/2007	-12,500.0000	2.11
10/25/2007	-25,000.0000	2.15
10/22/2007	-10,000.0000	2.17
10/22/2007	-30,000.0000	2.16
10/19/2007	-25,000.0000	2.20
10/18/2007	-25,000.0000	2.22

Transactions for D. Jonathan Merriman

Trade Date	Quantity	Price
11/21/2007	5,100.0000	2.30
11/19/2007	7,700.0000	2.44
11/09/2007	7,300.0000	2.22

 Exhibit B

The undersigned agree that this Schedule 13D Amendment No. 2 dated December 6, 2007, relating to the Common Shares of the Issuer, shall be filed on behalf of each of the undersigned.

By: /s/ D. Jonathan Merriman
Merriman Curhan Ford & Co., Its Chief Executive Officer

By: /s/ D. Jonathan Merriman
D. Jonathan Merriman, an individual